UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: June 30, 2016

Commission file number 1-33198

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1- Information Contained in this Form 6-K Report

Private Placement of Common Stock

On June 29, 2016, Teekay Corporation (the “Company”) closed the sale of 12,019,231 shares of common stock of the Company (the “Shares”) pursuant to the Share Purchase Agreement (the “Purchase Agreement”) dated May 18, 2016, at a price of $8.32 per share to institutional investors and two entities established by the Company’s founder, including Resolute Investments, Inc., the Company’s largest shareholder (collectively, the “Purchasers”), in a private placement. The Company intends to use the net proceeds from the private placement for general corporate purposes, which may include repayment of debt.

Concurrently with the closing of the private placement, the Company entered into a Registration Rights Agreement dated June 29, 2016 (the “Registration Rights Agreement”) with the Purchasers relating to the registered resale of the Shares. Pursuant to the Registration Rights Agreement, the Company will (a) prepare and file a registration statement under the Securities Act (the “Registration Statement”) with respect to the Shares within 30 days following the closing date and (b) use its commercially reasonable efforts to cause the Registration Statement to become effective on or as soon as practicable after the closing date. If the Registration Statement is not declared effective within 90 days after the closing date, the Company will be required to pay liquidated damages as set forth in the Registration Rights Agreement.

The Purchasers also have customary “piggyback registration rights” relating to certain other registrations by the Company as described in the Registration Rights Agreement. The Company will be responsible for the registration expenses incurred in connection with the registration statement. The Purchasers will be responsible for all underwriting discounts and selling commissions.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, copies of which are filed as Exhibits 10.1 and 4.1, respectively, and are incorporated by reference herein.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013

•	REGISTRATION STATEMENT ON FORM F-4 (NO. 333-211069) FILED WITH THE SEC ON MAY 2, 2016

Exhibits.

The following exhibits are filed as part of this Report:

Exhibit Number	Description

4.1	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein.

10.1	Share Purchase Agreement, dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: June 30, 2016	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)